Exhibit 3.4

Amendment to the Bylaws of NVIDIA Corporation

Article IV (Directors), Section 15 (Number and Term of Office) is hereby amended, effective this 7th day of March, 2006, to read in its entirety as follows:

        Section 15. Number and Term of Office.

(a) The authorized number of directors of the corporation shall be fixed in accordance with the Certificate of Incorporation. Directors need not be stockholders unless so required by the Certificate of Incorporation.
(b) At any meeting of stockholders for the election of one or more directors at which a quorum is present, each such director shall be elected by the vote of the majority of the votes cast with respect to that director, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Section, a majority of the votes cast means that the number of shares voted “for” a director must exceed the number of votes cast as “withheld” for that director. If a director then serving on the Board of Directors does not receive the necessary votes, the director shall offer to tender his or her resignation to the Board. The Nominating and Corporate Governance Committee or other committee that may be designated by the Board will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on such committee’s recommendation and publicly disclose its decision and the rationale within 90 days from the date of the certification of the election results. In making their decision, the Committee and the Board will evaluate the best interests of the Company and its stockholders and shall consider all factors and information deemed relevant. The director who tenders his or her resignation will not participate in the Committee’s recommendation or the Board’s decision.